SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 31, 2016

List of materials

Documents attached hereto:

i) Press release announcing SONY PICTURES TO ACQUIRE TEN SPORTS FROM ZEE

August 31, 2016
Sony Corporation

SONY PICTURES TO ACQUIRE TEN SPORTS NETWORK IN INDIA FROM ZEE

Mumbai, August 31st, 2016 – Sony Pictures Networks India, a wholly owned subsidiary of Sony Corporation (“Sony”), made the announcement noted above.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2017.

SONY PICTURES TO ACQUIRE TEN SPORTS FROM ZEE

Press Release
Mumbai, August 31, 2016

Sony Pictures Networks India (SPN) today announced that SPN and its affiliates have entered into definitive agreements to acquire TEN Sports Network from Zee Entertainment Enterprises Limited (ZEE) and its subsidiaries for 385 million U.S. dollars. Completion of the acquisition is subject to regulatory approval. The acquisition will add South Asia's leading sports network to SPN’s existing portfolio of channels.

The TEN Sports channels being acquired include TEN 1, TEN 1 HD, TEN 2, TEN 3, TEN Golf HD, TEN Cricket, TEN Sports that operate in several countries including the Indian sub-continent, Maldives, Singapore, Hong Kong, Middle East, Caribbean.

TEN Sports holds broadcast rights to major cricket boards (South Africa, Pakistan, Sri Lanka, West Indies and Zimbabwe).  In addition, TEN Sports holds rights to wrestling (WWE), football (UEFA Champions League, UEFA Europa League, French League,  English Football League Cup), tennis (WTA Events, ATP events), golf (European Tour, Asian Tour, Ryder Cup, US PGA Championship, LPGA Tour, Professional Golf Tour of India and Golf Channel Block), athletics (Asian Games, Commonwealth Games), motor sports (Moto GP) and cycling (Tour de France) events.

Long a television destination for sports fans, SPN sports properties include cricket (IPL, CPL, Ram Slam), football (FIFA 2018 World Cup Russia, UEFA Euro 2016, FIFA World Events including FIFA U-17 World Cup 2017 in India, European and South American Qualifiers for FIFA WC 2018, FIFA Confederations Cup, LaLiga, Serie A, FA Cup, Copa America Centenario, International Champions Cup), tennis (Australian Open, ATP 1000 and 500 World Tour Events, Champions Tennis League), fight sports (TNA, UFC, Pro Wrestling League), basketball (NBA) as well as NFL and Premier Futsal.

Comments

NP Singh, CEO, Sony Pictures Networks India:
“I welcome TEN Sports to the Sony family. The acquisition of TEN Sports Network will strengthen SPN’s offering for viewers of cricket, football and fight sports, complementing our existing portfolio of international and domestic sporting properties. It also aptly demonstrates SPN’s commitment to providing a broad range of sporting entertainment to fans across India and the sub-continent.”

Andy Kaplan, President, Worldwide Networks, Sony Pictures Television:
“India has been a strong driver of Sony Pictures’ growing networks business for two decades, and sports continue to play a significant role in that growth. The acquisition of TEN Sports, following the launch of SONY ESPN channels, will mean that our Indian networks would reach over 800 million viewers and broadcast many of the most popular and prestigious sporting events in the world.”

Punit Goenka, Managing Director, Zee Entertainment Enterprises Limited (ZEE):
“This is a landmark deal for ZEE and a step towards a strategic portfolio shuffle as we grow our general entertainment business both in the domestic and overseas markets. While we have grown our sports business over the last 10 years through acquisition of content at competitive prices, our focus now is on transforming ourselves into an all-round media and content company, comprising of five verticals, viz. broadcast, digital, films, live events, and international business; and we continue to move rapidly towards our set business goals. While I have always been proud of our sports business, I strongly believe that Sony will add more value to it by taking it to even greater heights. I wish them all the success.”

About Sony Pictures Networks India
Sony Pictures Networks India (SPN) (formerly Multi Screen Media Private Ltd.), is a subsidiary of Sony Pictures Entertainment, which owns and operates the Sony Entertainment network of television channels.

As a leading television network in India, SPN comprises Sony Entertainment Television (SET), one of India's leading Hindi general entertainment television channels; MAX, India's premium Hindi movies and special events channel; MAX 2, a second Hindi movie channel showcasing great Indian Cinema; SAB, a family comedy entertainment channel; PIX, the English movie channel; AXN, the leader amongst English Entertainment Channels; AATH, the Bangla movie channel; MIX, a refreshing Hindi music channel; SIX, a sports channel ; SONY ESPN, the group of sports entertainment channels; LIV, the Digital Entertainment Channel; and SPN’s Motion Pictures division, formerly MSM Motion Pictures.

Sony Pictures Networks India is in its 21st year in India.

About Sony Pictures Television Networks
 Sony Pictures Television Networks operates branded entertainment channels reaching over one billion households around the world. Based in Culver City, Budapest, London, Madrid, Miami, Milan, Moscow, Mumbai, Munich, Singapore and Tokyo, Sony’s linear and digital networks offer high-quality film and television content from Sony Pictures and third parties, as well as original content commissioned globally and locally. Sony Pictures Television Networks is a division of Sony Pictures Television Inc., a Sony Pictures Entertainment company.

About Zee Entertainment Enterprises Limited (ZEE)
 Zee Entertainment Enterprises Limited is one of India’s leading television media and entertainment companies. It is amongst the largest producers and aggregators of Hindi programming in the world, with an extensive library housing over 220,000 hours of television content. With rights to more than 3,818 movie titles from foremost studios and of iconic film stars, ZEE houses the world’s largest Hindi film library. Through its strong presence worldwide, ZEE entertains over 1 billion viewers across 171 countries.

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